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[IMX LETTERHEAD]



May 30, 2000

VIA EDGAR AND OVERNIGHT COURIER
-------------------------------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  IMX Exchange, Inc.
     Registration Statement on Form S-1
     File No. 333-31958

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, IMX Exchange, Inc. (the "Company") hereby requests the withdrawal of the Company's Registration Statement on Form S-1, File No. 333-31958 (the "Registration Statement"). The Company has elected not to proceed with the offering due to general market conditions and a determination that it would not be in the Company's best interest to proceed at this time. No offers or sales of the Company's common stock were made pursuant to the Registration Statement.

Should you have any questions regarding this matter, please contact Paul Blumenstein of Gray Cary Ware & Freidenrich at 650-833-2238, or Jeffrey A. Pullen, our Chief Financial Officer, at 925-983-2000.

Sincerely,

/s/ RICHARD E. WILKES

Richard E. Wilkes
President and Chief Executive Officer

cc:   John Saia, Securities and Exchange Commission
      Marcia Brown, The Nasdaq Stock Market
      Paul A. Blumenstein, Gray Cary Ware & Freidenrich LLP